

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

James T. Sartain
President and Chief Executive Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, Texas 76712

**Re:    FirstCity Financial Corporation**
**Preliminary Proxy Statement on Schedule 14A**
**Filed February 1, 2013**
**File No.    033-19694**
**Schedule 13E-3**
**Filed February 1, 2013**
**File No.    005-40461**

Dear Mr. Sartain:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.  All defined terms use in our comments below have the same meaning as in the preliminary proxy statement.

Schedule 13e-3

1. We note the statement that "[a]ll information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person."  This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing.  Please revise or delete.

2. Item 2(f) of the Company's Schedule 13E-3 incorporates by reference a section of the Company's proxy statement that describes transactions in the Company's common stock

during the past 60 days. Item 1002(f) of Regulation M-A requires disclosure to the extent the filing person purchased any subject securities during the past two years. Please revise or advise.

Preliminary Proxy Statement

Letter to Shareholders

3. Reorganize your cover page to tell shareholders what they will receive in the merger before you provide information on the mechanics of the merger. In general, your letter should focus shareholders on and highlight the information that is key to an investment decision.

4. Prominently disclose that the transaction will be taxable to shareholders.

5. Disclose the percentage of shares that will be voted in favor of the merger pursuant to the support agreement and other known voting intentions, such as the shares held by Varde.

6. Clarify this transaction's inherent conflicts of interest and provide a meaningful explanation of the relationship among the parties and the retained interest of insiders and affiliates in the surviving private company.

Summary Term Sheet

7. You omit information about the company that appears material to a shareholders' voting decision. At a minimum, include the following information in your next amendment: recent stock price information, the company's trading symbol, a statement about the company's obligation to file periodic reports with the Commission and information about where shareholders can obtain copies of these reports.

The Merger, page 1

8. Replace the overly technical description of the merger with a description that is substantive and meaningful from the perspective of shareholders voting on the transaction.

Interests of Certain Persons in the Merger, page 2

9. Please revise to quantify the financial interests of the insiders. Aggregate numbers for each category of benefits, such as employment agreements, options, restricted stock, etc., are appropriate in the summary section with the full, detailed breakdown of payments in the main section.

10. Please change the heading here and in the main section to specify that the interests are financial and that the certain persons are insiders.

Required Vote; Support Agreement, page 2
Special Meeting, page 63

11. Address the effect on the vote of the 21% of shares held by Varde Partners and affiliates.

12. Disclose the percentage of shares the company knows will vote in favor of the merger.

Background of the Merger, page 14

13. We note the reference to Company projections in the last paragraph on page 20 and revised projections in the first paragraph on page 27. Please advise us how many drafts or versions of the financial projections were provided to the financial advisors and include all such projections in the section beginning on page 48 along with any underlying assumptions to the extent not already disclosed. To the extent that projections were adjusted, disclose the adjustments and the facts, estimates or assumptions that prompted such adjustments.

14. Expand the discussion in the second and third paragraph on page 26 to provide greater context regarding the Board's decision to stop discussions with Party B. For example, if Party B's proposal had not been finalized, how was the SRC able to conclude that Party B's proposal would ultimately be inferior in terms of price to Varde's offer? If Party B's offer was more conditional than the SRC deemed acceptable, why did the SRC not offer Party B a counter-proposal? Why did the SRC believe there was uncertainty as to Party B's ability to consummate a transaction on a timely basis? What particular time frame did the SRC have in mind that would make consummation of a transaction timely? Why did the SRC not engage in further discussion with Party B to see if Party B could address the SRC's concerns regarding price, uncertainty and timely consummation? Why did the Company not have similar concerns with respect to Varde, especially given that the SRC determined to engage in exclusive negotiations with Varde at the end of October and the merger agreement was not executed until late December?

Recommendation of the SRC and Board of Directors…page 30

15. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board expressly adopted the discussion and analysis of the SRC in reaching the decision to approve the merger. Note that to the extent the Special Committee's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of Parent, Merger Subsidiary and the Varde Filing Persons. We note for example that the recommendation and analysis of the Special Committee does not appear to

address the factors described in clauses (ii) or (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.  Similarly, the discussion of the factors considered by Parent, Merger Subsidiary and the Varde Filing Persons on pages 42 through 47 also does not appear to address the factors described in clauses (ii) or (vi) or explain in detail why the factors were not deemed material or relevant.  In responding to this comment, note that we do not consider the SRC's consideration of the 30-day average closing price of the Company's common stock, disclosed on page 35, as responsive to clause (ii).  In addition, we question why the Board did not consider trading prices from a period less recent than the 30 day period preceding December 20, 2012, given that the financial advisor considered, as indicated on page 41, historical trading prices during the 52 week period ended December 19, 2012.  In addition, although disclosure on page 35 explains why the SRC did not consider the purchase prices paid in transactions described under "Certain Purchases and Sales for FirstCity Common Stock" on page 110, such disclosure does not appear to satisfy clause (vi), for the reasons noted in our comment 2 above.

Opinion of Company's Financial Advisor, page 37

16. We note that LMM performed both a Selected Public Companies Analysis and a Selected Precedent Transactions Analysis and the disclosure briefly describes the methodology and criteria used in selecting these companies and transactions.   Please indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

17. Provide us with copies of any materials presented to the board or the SRC by LMM to support its fairness determination.

Discounted Cash Flow Analysis, page 40

18. Please describe how LMM arrived at a discount rate range of 15% to 18%.

Miscellaneous, page 41

19. We note that the description on page 41 regarding the relationship between certain affiliates of LMM on the one hand, including Lazard, and Varde on the other, does not provide a quantitative description of the fees paid or to be paid to LMM and/or its affiliates by Varde and its affiliates.  Please advise or revise to provide such disclosures.  If applicable, please disclose the specific fees paid to LMM and/or its affiliates in connection with the debt restructuring of and acquisition of a majority interest in Crest Nicholson plc and as placement agent and/or financial advisor to Varde and certain of its affiliates for various other transactions.  Refer to Item 1015(b)(4).

Effects of the Merger on FirstCity's Net Book Value and Net Income, page 51

20. To the extent the Company updates its selected historical consolidated financial data in response to our comment 23, please update the disclosure in this section accordingly.

Litigation, page 63

21. Please update this disclosure, as and if appropriate.

22. Please provide the staff with an expanded summary of the plaintiffs' allegations and of the defense.

Selected Historical Consolidated Financial Data, page 96

23. Please either update this section to provide audited financial statements for the fiscal year ended December 31, 2012, as well as updated ratio of earnings to fixed charges and book value per share or confirm that each of the conditions set forth in Rule 8-08(b) of Regulation S-X have been met. If any of these conditions have not been met, or if the 2012 audited financial statements become available before the mailing date of the proxy statement, the financial statements need to be included in, or to the extent the Company is permitted to do so, incorporated by reference into, the proxy statement.

Additional Information, page 114

24. Please indicate the basis on which the Company is relying to forward incorporate by reference any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date the definitive proxy statement is filed with the Commission and prior to the date of the special meeting. For example, if the Company is relying on Item 14(e)(1) of Schedule 14A and General Instructions C.1a. of Form S-4, please confirm such in your response letter and provide the relevant support.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions at 202-551-3444 with any questions. You may also contact Jessica Livingston, Senior Counsel in the Office of Financial Services, at 202-551-3448 or the undersigned at 202-551-3419, if you have questions regarding these comments or any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel